CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,000,000	$116.10

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated January 25, 2011 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

BARCLAYS

US$1,000,000

CALLABLE CMS NON-INVERSION NOTES DUE FEBRUARY 25, 2026

Principal Amount:	US$1,000,000	**Issuer:**	Barclays Bank PLC
Issue Price:	Variable Price Re-offer	**Series:**	Global Medium-Term Notes, Series A
Principal Protection Percentage:	If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.	**Original Issue Date:**	February 25, 2011
Original Trade Date:	January 25, 2011	**Maturity Date:**	February 25, 2026, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06738KAE1	**Denominations:**	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06738KAE10		
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (________________)	**Business Day Convention:**	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below): ☐ Fixed Rate ☐ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes) ☒ Other (see description in this pricing supplement)		**Day Count Convention (or Fraction):** ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: CMS Spread: CMS Rate with a maturity of 30 years *minus* CMS Rate with a maturity of 10 years		**Maximum Interest Rate:**	For any Interest Period, the Above Barrier Rate specified for that Interest Period under "Above Barrier Rates and Below Barrier Rates" below.
Fixed Percentage Amount:	Not Applicable	**Minimum Interest Rate:**	For any Interest Period, the Below Barrier Rate specified for that Interest Period under "Above Barrier Rates and Below Barrier Rates" below.
Multiplier:	Not Applicable		
Initial Interest Rate:	Not Applicable		
Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date to but excluding the Maturity Date, the interest rate per annum will be equal to the sum of: (a) the product of (1) the Above Barrier Rate and (2) the applicable Accrual Factor; and (b) the product of (1) the Below Barrier Rate and (2) one minus the applicable Accrual Factor.		
Accrual Factor:	For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is *above* the Barrier divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off: For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Above Barrier Rates and Below Barrier Rates: For Interest Periods commencing on or after: Above Barrier Rate (per annum) Below Barrier Rate (per annum) the Original Issue Date 7.00% 0.00%

Barriers: For Interest Periods commencing on or after: Barrier the Original Issue Date 0.00%

Interest Payment Dates:☐ Monthly,☒ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on the 25th of each February, May, August and November, commencing on May 25, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on February 25, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $30 per $1,000 principal amount, or 3.00%, resulting in aggregate proceeds to Barclays Bank PLC of $970,000. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the applicable CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the Reference Rate (or “CMS Spread”, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof) is above the Barrier during a given Interest Period. For each calendar day in an Interest Period on which the Reference Rate is above the Barrier, the Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is equal to or below the Barrier, the Below Barrier Rate will accrue.

As a result, because the Above Barrier Rate is greater than the Below Barrier Rate, if the Reference Rate (that is the CMS Spread) is below the Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is equal to or below the Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If the Reference Rate is equal to or below the Barrier on every calendar day in an Interest Period, then you will receive only the Below Barrier Rate for that Interest Period (and the Below Barrier Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Reference Rate is equal to or below the Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the Below Barrier Rate for each Interest Period (and because the Below Barrier Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day. That daily Reference Rate value is then evaluated to determine whether it is above the Barrier. Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is above the Barrier during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is above the Barrier, the Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is equal to or below the Barrier, the Below Barrier Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the sum of:

(a)	the product of (1) the Above Barrier Rate and (2) the applicable Accrual Factor, and

(b)	the product of (1) the Below Barrier Rate and (2) one minus the applicable Accrual Factor.

Since the Above Barrier Rate is greater than the Below Barrier Rate, the maximum possible per annum interest rate for any Interest Period is the Above Barrier Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is equal to or below the Barrier, and could potentially be zero. See “Selected Risk Factors—Reference Rate / Interest Payment Risk”.

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Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. These examples are based on an Above Barrier Rate of 7.00% and a Below Barrier Rate of 0.00%. The examples are further based on the Notes having quarterly Interest Payment Dates and interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Rate	Number of calendar days on which the Reference Rate[1] was above the Barrier	Accrual Factor	Interest Rate (per annum)[2]	Effective Interest Rate[3]	Interest Payment Amount (per $1,000 Note)[4]
7.00%	90	100.00%	7.00%	1.75%	$17.50
7.00%	60	66.67%	4.67%	1.17%	$11.70
7.00%	30	33.33%	2.33%	0.58%	$5.80
7.00%	0	0.00%	0.00%	0.00%	$0.00

1.	The value of the Reference Rate on any day is equal to the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day.
2.	The interest rate per annum is equal to the sum of (a) the product of (1) the Above Barrier Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the Below Barrier Rate and (2) one minus the applicable Accrual Factor. The Below Barrier Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Above Barrier Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was equal to or below the Barrier.
3.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
4.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If the value of the Reference Rate (the CMS Spread) is above the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Rate of 7.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Above Barrier Rate of 7.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $17.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.00% × (90/360) = 1.75%

Interest Payment = $1,000 × 1.75% = $17.50

Example 2: If the value of the Reference Rate (the CMS Spread) is equal to or below the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 0%, or 0.0. In this case, the Below Barrier Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

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Example 3: If the value of the Reference Rate (the CMS Spread) is above the Barrier on 33.33% of the calendar days in the relevant Interest Period, but equal to or below the Barrier on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the Above Barrier Rate of 7.00% would accrue for 33.33% of the days in that Interest Period, while the Below Barrier Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.33%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (7.00% × 0.3333) + (0.00% × [1 – 0.3333]) = 2.33%

Based on the per annum Interest Rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.80 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.33% × (90/360) = 0.58%

Interest Payment = $1,000 × 0.58% = $5.80

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder). Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

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For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes will be made against payment for the Notes more than three business days following the Original Trade Date (that is, the Notes will have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$1,000,000

BARCLAYS BANK PLC

CALLABLE CMS NON-INVERSION NOTES DUE FEBRUARY 25, 2026

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)